{SHIP GRAPHIC}VANGUARD(R)



                                                     January 26, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

             Re:        Vanguard Chester Funds (the "Trust")

Dear Mr. Sandoe:

         The following responds to your comments of January 12, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 33 that was filed on November 29, 2005.


Comment 1:  Vanguard PRIMECAP Fund Prospectus:  Performance/Risk Information

Comment: Should the following sentence be removed from page 1 of the prospectus since it does not apply to the Vanguard PRIMECAP Fund? "If applicable shareholder fees were reflected, returns would be less than those shown."

Response:         The sentence has been removed since it does not apply to the
Fund.


Comment 2:        Vanguard Target Retirement Funds Prospectus: Risk Disclosure

Comment: On page 5 the prospectus states that the 2005 Target Retirement Fund's indirect stock holdings consist substantially of large-capitalization U.S. stocks and, to a lesser extent, of mid-and small-cap U.S. stocks. Please add mid-cap risk as a primary investment risk of the Fund.

Response:         We believe the disclosure is appropriate as written. The 2005
                  Fund invests in four underlying Vanguard funds, one of
                  which is the Vanguard Total Stock Market Index Fund.  The
                  Total Stock Market Index Fund seeks to track the performance of the MSCI US Broad Market Index by investing primarily in the largest stocks in the Index. Since the MSCI US Broad
                  Market Index, with a median market-cap of approximately $27 billion, is dominated by large-cap stocks, we do not consider the much lesser existence of the mid- and small-cap stocks, to warrant inclusion of this
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January 26, 2006
Christian Sandoe
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                  disclosure in the primary investment strategies and risks
                  section. This is especially true in light of the fact that equity securities only account for approximately 30% of the Fund's total assets. We discuss the risks of mid- and small-cap stocks in the Item 4 disclosure and we are comfortable with that disclosure in that location.

Comment 3:        Vanguard Target Retirement Funds Prospectus: Fundamental
                  Objective

Comment:          Is each Target Retirement Fund's objective fundamental?

Response:         Each Target Retirement Fund's objective is fundamental, and is disclosed as such in the Fund's Statement of Additional
                  Information.  No additional Prospectus disclosure is required.

Comment 4:        Vanguard Target Retirement Funds Prospectus: Diversification.

Comment: On page 22, modify the final sentence in the paragraph "More on the Funds," to clarify that these funds, while classified as nondiversified, have actually "operated as" diversified.

Response:         We believe the current disclosure is appropriate. The Target
                  Retirement Funds are "funds of funds," that hold only four or five underlying Vanguard mutual funds. For this reason they are nondiversified. However, each fund indirectly owns a diversified portfolio of stocks and bonds. Moreover, each of the Target Retirement Funds is registered as a nondiversified, open-end, management investment company.

Comment 5:        Statement of Additional Information: Portfolio Manager
                  Disclosure.

Comment: On page B-36, please clarify the accounts that are jointly and separately managed by the PRIMECAP portfolio managers.

Response:         We have identified accounts that are jointly managed by the
                  PRIMECAP managers, and accounts that are separately managed.

Comment 6:        Statement of Additional Information: Portfolio Manager
                  Disclosure.

Comment: On page B-36, please clarify what the material conflicts of interest are, and how PRIMECAP will respond to them.

Response:         We believe the disclosure adequately identifies the material conflicts by stating: "potential conflicts of interest . . .
                  may arise between mutual funds and separate accounts, whereby a client or clients may be disadvantaged by trades executed in other clients' portfolios on the same security." PRIMECAP manages these risks, as noted in the disclosure, by adopting best execution and trade allocation policies and procedures to prevent conflicts between mutual funds and separate accounts.
                  In addition, such

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January 26, 2006
Christian Sandoe
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                  policies and procedures are strictly monitored and are
                  reviewed continuously by PRIMECAP.

Comment 7:        Statement of Additional Information: Portfolio Manager
                  Disclosure.

Comment: On page B-37, please identify whether the portfolio manager's base compensation is fixed.

Response:         The modified disclosure on portfolio manager compensation
                  notes that "[e]ach portfolio manager receives a fixed salary that is in part based on industry experience, as well as contribution to the firm." The disclosure also includes a description of bonus structure and profit sharing arrangements.

Comment 8:        Statement of Additional Information: Portfolio Manager
                  Disclosure.

Comment: On page B-38, please identify the benchmark indexes from which portfolio managers are paid.

Response:         The disclosure notes that a portfolio manager's performance is tracked against the fund's benchmark index over a one-year period. Each fund's benchmark is identified in that fund's prospectus.

Comment 9:        Statement of Additional Information: Power of Attorney.

Comment: Please modify your Power of Attorney to clarify the registrant numbers for each Vanguard registrant.

Response:         A Power of Attorney will be filed that details each Vanguard registrant's Securities Act of 1933 filing number.

Comment 10:       Tandy Requirements

Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

                  - The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

                  - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

                  - The Trust may not assert staff comments as a defense in
                    any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                        * * * * *

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Christian Sandoe
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              As required by the SEC, the Trust acknowledges that:

              - The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

              - Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

              - The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

                                                     Sincerely,

                                                     /s/ Lisa Matson
                                                     Lisa  Matson
                                                     Associate Counsel